FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized Capital Publicly-Held Corporation

Corporate Taxpayers’ Registry (CNPJ/MF) No. 47.508.411/0001-56

Registry of Commerce (NIRE) No. 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (the “Company” or “CBD”), under Art. 157, § 4, of Law 6404, dated Dec.15.1976, as amended from time to time and now in force (the “Brazilian Corporations Act”), and under CVM Instruction 319, dated Dec.03.1999, as amended from time to time and now in force, hereby publicly informs the following as regards the Protocol and Justification of Merger of Subsidiaries into Companhia Brasileira de Distribuição (the “Protocol”), which stipulates the terms and conditions for the proposal for merger of (i) VEDRA EMPREENDIMENTOS E PARTICIPAÇÕES S/A, a closely-held Corporation, with registered office in the Capital city of São Paulo, at Av. Brigadeiro Luis Antônio, 3.172, 1º andar [floor], Jardim Paulista [District], CEP [zip code] 01402-901, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 07.170.941/0001-12, with its organizational documents duly registered with the Registry of Commerce of the State of São Paulo (“JUCESP”) under NIRE 35.300.320.565 (“Vedra”); (ii) GPA 4 EMPREENDIMENTOS E PARTICIPAÇÕES S/A, a closely-held Corporation, with registered office in the Capital city of São Paulo, at Av. Brigadeiro Luis Antônio, 3.172, 3º andar [floor], Jardim Paulista [District], CEP [zip code] 01402-901, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 11.732.612/0001-95, with its organizational documents duly registered with the Registry of Commerce of the State of São Paulo (“JUCESP”) under NIRE 35.300.376.226 (“GPA 4”); (iii) ECQD PARTICIPAÇÕES LTDA., a Brazilian Limited Liability Company with registered office in the Capital city of São Paulo, at Av. Brigadeiro Luis Antônio, 3.172, Jardim Paulista [District], CEP [zip code], 01402-901, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 07.707.968/0001-00, with its organizational documents duly registered with the Registry of Commerce of the State of São Paulo (“JUCESP”) under NIRE 35.225.840.781 (“ECQD”); (iv) API SPE 06 - PLANEJAMENTO E DESENVOLVIMENTO DE EMPREENDIMENTOS IMOBILIÁRIOS LTDA., a Brazilian Limited Liability Company with registered office in the Capital city of São Paulo, at Av. Brigadeiro Luis Antônio, 3.172, 3º andar [floor], Jardim Paulista [District], CEP [zip code] 01402-901, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 08.799.584/0001-19, with its organizational documents duly registered with the Registry of Commerce of the State of São Paulo (“JUCESP”) under NIRE 35.221.176.453 (“API SPE 06”); (v) GPA 5 EMPREENDIMENTOS E PARTICIPAÇÕES S/A, a closely-held Corporation, with registered office in the Capital city of São Paulo, at Av. Brigadeiro Luis Antônio, 3.172, 3º andar [floor], Jardim Paulista [District], CEP [zip code] 01402-901, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 11.732.615/0001-29, with its organizational documents duly registered with the Registry of Commerce of the State of São Paulo (“JUCESP”) under NIRE 35.300.376.234 (“GPA 5”); (vi) MONTE TARDELI EMPREENDIMENTOS E PARTICIPAÇÕES S/A, a closely-held Corporation, with registered office in the Capital city of São Paulo, at Av. Brigadeiro Luis Antônio, 3.172, 3º andar [floor], Jardim Paulista [District], CEP [zip code] 01402-901, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 11.561.904/0001-02, with its organizational documents duly registered with the Registry of Commerce of the State of São Paulo (“JUCESP”) under NIRE 35.300.375.769 (“Monte Tardeli”); (vii) P.A. PUBLICIDADE LTDA., a Brazilian Limited Liability Company with registered office in the Capital city of São Paulo, at Alameda Lorena, 16, 9º andar [floor], Jardim Paulista [District], CEP [zip code] 01424-000, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 04.565.015/0001-58, with its organizational documents duly registered with the Registry of Commerce of the State of São Paulo (“JUCESP”) under NIRE 35.217.028.763 (“PAPU”); (viii) VANCOUVER EMPREENDIMENTOS E PARTICIPAÇÕES LTDA., a Brazilian Limited Liability Company with registered office in the Capital city of São Paulo, at Avenida Brigadeiro Luis Antônio, 3.172, 2º andar [floor], Jardim Paulista [District], CEP [zip code] 01402-901, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 07.145.976/0001-00, with its organizational documents duly registered with the Registry of Commerce of the State of São Paulo (“JUCESP”) under NIRE 35.219.661.536 (“Vancouver”); and (ix) DUQUE CONVENIÊNCIAS LTDA., a Brazilian Limited Liability Company with registered office in the Capital city of São Paulo, at Rua Joaquim Carlos, 1358/1380, Loja 03 [Store], Centro [District], CEP [zip code] 03019-000, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 07.888.660/0001-08, with its organizational documents duly registered with the Registry of Commerce of the State of São Paulo (“JUCESP”) under NIRE 35.219.994.861 (“Duque”) (Vedra, GPA 4, ECQD, API SPE 06, GPA 5, Monte Tardeli, PAPU, Vancouver and Duque, jointly referred to as “Subsidiaries”), into the Company (the “Merger”), to be approved upon Amendment to the Articles of Organization or at a Special Shareholders’ Meeting, as the case might be, of the Subsidiaries, and of Special Shareholders’ Meeting of CBD.

1.             CBD’s Corporate Structure on the date of the Merger

Shareholders	ON Shares	ON %	PN Shares	PN %	Total Shares	%
Wilkes Participações S/A	65,400,000	65.610050%	0	0.000000%	65,400,000	24.652889%
Jean-Charles Naouri	0	0.000000%	1	0.000001%	1	0.000000%
Sudaco Participações Ltda.	28,619,178	28.711096%	0	0.000000%	28,619,178	10.788156%
Segisor	0	0.000000%	13,460	0.008128%	13,460	0.005074%
Casino Guichard Perrachon	5,600,052	5.618038%	0	0.000000%	5,600,052	2.110970%
King LLC	0	0.000000%	852,000	0.514482%	852,000	0.321166%
Pincher LLC	0	0.000000%	115,235	0.069585%	115,235	0.043438%
Cofidol SAS	0	0.000000%	8,907,123	5.378585%	8,907,123	3.357589%
Board of Directors	0	0.000000%	2	0.000001%	2	0.000001%
Executive Board	0	0.000000%	18,029	0.010887%	18,029	0.006796%
Shares held in Treasury	0	0.000000%	232,586	0.140448%	232,586	0.087675%
Others	60,621	0.060816%	155,465,021	58.603394%	155,525,642	58.626245%
TOTAL	99,679,851	100.000000%	165,603,457	100.000000%	265,283,308	100.000000%

2.             CBD’s Corporate Structure After Implementation of the Merger

2.1.         If the Merger is approved by CBD’s Special Shareholders’ Meeting, as per item 5.5 below, CBD shall not incur any increase in its corporate capital, because on the date of the Merger, CBD shall hold the total corporate capital of the Subsidiaries. Consequently, following approval of the Merger herein described, and under the terms of the Protocol, there will be no change to CBD’s ownership structure, as detailed in item 1 above.

2.2          Following implementation of the Merger, the Subsidiaries shall cease to exist.

3.             Merger’s Condition of Effectiveness

3.1.         Full effectiveness and validity of the Merger, as well as of the Assessment Report and of the other  terms and conditions under the Protocol, is subject to approval upon Amendment to the Articles of Organization or at a Special Shareholders’ Meetings, as applicable, of the Subsidiaries, and of CBD, and, should it be approved, the Merger shall become effective as of December 31, 2014.

4.             Justifications for the Merger

4.1.         Considering that CBD shall be, on the date of the Merger, the sole member and shareholder, as applicable, of the Subsidiaries, the Merging of the Subsidiaries into CBD is of the best corporate interests of both CBD and the Subsidiaries, since the unification of the activities of the management of the companies will lead to significant administrative, economic and financial benefits, particularly in view of the rationalization and simplification of the corporate structure of the group, which shall enable consolidating and reducing operational expenses and making feasible to capture operational and fiscal synergies of the companies belonging to the group. Accordingly, and considering that this merger involves wholly-owned subsidiaries, the Company understands that such transaction implies no risks.

5.             Assets to be Transferred

5.1.         Asset Transfer and Assessment: As a result of the Merger, all of the assets owned by the Subsidiaries shall be transferred to CBD, and then said Subsidiaries shall cease to exist. The net equity of said Subsidiaries, for purposes of the Merger hereunder, were assessed based on their accounting value, no the base date of September 30, 2014. The assessment report relative to the Subsidiaries’ net equity to be transferred to CBD was prepared by Magalhães Andrade S/S Auditores Independentes, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 62.657.242/0001‐00, registered with CRC/SP under No. 2SP000233/O‐3, with registered office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1893, 6º andar [floor], Jardim Paulistano [District], CEP [zip code] 01452‐001 (“Magalhães Andrade”), a specialized company which conducted the assessment of the Subsidiaries on the base date of September 30, 2014 (the “Assessment Report”), ad referendum of the owners and shareholders of the Subsidiaries and of CBD.

5.2.         Magalhães Andrade declared that no conflict of interests or common interests existed, either actual or potential, with the controlling shareholders or with the owners of CBD and the owners of the Subsidiaries or as regards minority shareholder(s) and/or members of the same and other companies belonging to their respective groups, as concerns the Merger.

5.3.         Assessment: Magalhães Andrade valued the Subsidiaries’ net equity, based on their accounting value, at the total amount of one hundred six million, five hundred twenty-seven thousand, two hundred forty-four reals and eighteen cents (R$106,527,244.18).

5.4.         Asset Variations: The asset variations occurred between September 30, 2014 and the effective date of the Merger shall be absorbed by CBD.

5.5.         Increase in the Corporate Capital and Assets of the Merging Company: If the Merger is approved by CBD’s Special Shareholders’ Meeting, as well as by the members by means of Amendments to the Articles of Organization or by the shareholders at Special Shareholders’ Meetings, as the case might be, of the Subsidiaries, said Merger shall not cause CBD’s corporate capital to increase, because CBD shall be, on the date of the Merger, the holder of the total amount of the Subsidiaries’ corporate capital.

6.             End of Subsidiaries and Succession

6.1.         End of Subsidiaries: Upon approval of the Merger, the Subsidiaries cease to exist.

6.2.         Succession in Rights and Obligations: CBD shall assume liability for all assets and liabilities of the Subsidiaries to be transferred to it hereunder, and shall be the successor of all assets, rights and obligations of the Subsidiaries.

7.             Corporate Acts

7.1.         Corporate Acts to Resolve on the Merger: The Merger, as well as the Assessment Report and other terms and conditions of the Protocol, are subject to approval by the members and shareholders, as applicable, of the Subsidiaries, and by CBD’s shareholders, upon Amendment to the Articles of Organization or at a Special Shareholders’ Meeting, as the case might be, of the Subsidiaries, and at a Special Shareholders’ Meeting of CBD, respectively, to examine and resolve on the Merger and justification set out in the Protocol, including, without limitation, the end of the Subsidiaries. CBD and the Subsidiaries agree to exercise, and to cause their managers to exercise, the other acts necessary for the perfect compliance with the Protocol, once this latter is approved by the members and shareholders, as applicable, of the Subsidiaries, and by CBD’s shareholders.

8.             Dissenting Right

8.1.         Dissenting Right at CBD: Considering that the Merger shall not imply any of the situations under Art. 137 of the Brazilian Corporations Act, no dissenting right (appraisal right) shall result from the Merger in the Company, nor shall any right to reimbursement for the shares issued by it, under Art. 137 of the Brazilian Corporations Act.

9.             Absence of the Report Referred to by Article 264

9.1.         In addition to the considerations above, CBD states that no report will be prepared, within the context of the Merger, as required by Article 264 of the Brazilian Corporations Act, for the reasons as follows:

9.1.1.      Within the context of the Merger, there are no minority interests to be protected in the companies to be merged, since on the date of the Merger the total amount of capital units and shares of the Subsidiaries shall be owned by CBD. Thus, no shares to be replaced are in place to be compared for the purposes of Article 264 of the Brazilian Corporations Act.

9.1.2.      For that matter, as regards CBD’s shareholders, the report under Article 264 shall have no more than informative value.

9.1.3.      Finally, the current CBD’s shareholders shall keep the interests they held on the Company capital before the Merger, since no increase in the corporate capital or issuance of new Company shares will take place.

10.          Subsequent Corporate Acts

10.1.       The execution of the Protocol was authorized by the Company’s Board of Directors at a meeting held on Dec.11.2014, and shall be subject to approval by CBD’s Special Shareholders’ Meeting, convened on this date to be held on Dec.29.2014, at 10:00 a.m., as well as to CBD’s approval, in its capacity of member and shareholder, as the case may be, of the Subsidiaries.

11.          Costs of the Transaction

11.1.       The cost of the Merger, including expenses with announcements, preparation of reports and fees to be paid to auditors, appraisers, advisors and attorneys, shall amount to five hundred thousand Brazilian Reais (R$500,000.00).

12.          Effectiveness and Implementation

12.1.       Should it be approved, the Merger shall become effective as of December 31, 2014.

12.2.       The managements of CBD and of the Subsidiaries shall be in charge of taking all of the acts, arranging for all the relevant registrations and all official annotations with the competent agencies and authorities that may be necessary for the implementation of the Merger.

13.          CADE

13.1.       This transaction involves the Company and its wholly-owned subsidiaries; accordingly, there is no need to submit it to approval by the Administrative Council of Economic Defense – CADE (the Brazilian Antitrust Authority).

14.          Documents Made Available for Consultation

14.1.       The following documents relative to the acts herein described are available henceforth for consultation by the Company shareholders at the Company’s headquarters, as well as on the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br) and the commodities and futures exchanges BM&F Bovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br), under the Brazilian Corporations Act and as per CVM Instruction No. 481/2009: (i) Protocol and Justification of Merger of Subsidiaries into Companhia Brasileira de Distribuição (ii) Information mentioned in Art. 21 of ICVM 481/09, concerning the Merger appraisers; (iii) Assessment Report; (iv) summary of the Minutes of the Meeting held by CBD Board of Directors; (v) Call Notice for CBD Special Shareholders’ Meeting; and (vi) CBD Management Proposal.

São Paulo, December 11, 2014

Companhia Brasileira de Distribuição

Daniela Sabbag

Investors Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 11, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release June contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.